600 West Broadway Suite 2600 San Diego, CA 92101-3372 619.236.1414 858.523-4312 fax www.luce.com

KURT L. KICKLIGHTER, PARTNER

DIRECT DIAL NUMBER  619.699.2526

DIRECT FAX NUMBER  858-523-4312

EMAIL ADDRESS  kkicklighter@luce.com

May 14, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 4561

Washington, D.C. 20549

Attn: Mr. Michael Clampitt and Mr. Timothy Geishecker

Re:          1st Pacific Bancorp  - Registration Statement on Form S-4
File Number 333-141955

Dear Messrs. Clampitt and Geishecker:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), on behalf of 1st Pacific Bancorp, the registrant, we hereby request that the registrant’s Registration Statement on Form S-4, filed with the Commission on April 6, 2007, as amended by the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on May 10, 2007 and the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on May 14, 2007, become effective on Monday, May 14, 2007, at 5:00 p.m. Washington, D.C. time, or as soon thereafter as practicable.  The registrant hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above registration statement.  The registrant acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 619.699.2526 with any questions regarding this matter, or if I am unavailable, please contact my associate Mr. Chad Ensz, at 858.720.6361.

Sincerely,

/s/ Kurt L. Kicklighter

Kurt L. Kicklighter

for

LUCE, FORWARD, HAMILTON & SCRIPPS LLP